EXHIBIT E

FILING AGREEMENT

The undersigned, the Reporting Persons named in this Schedule 13D, hereby agree that this Schedule 13D is filed on a combined basis on behalf of each of them and that each Reporting Person is individually responsible for the timely filing of any amendments to this Schedule 13D. Each Reporting Person further agrees that it is responsible for the completeness and accuracy of the information concerning such Reporting Persons, respectively, contained in this Schedule 13D and that it is not responsible for the completeness or accuracy of the information concerning the other Reporting Persons.

IN WITNESS WHEREOF, the undersigned have executed this Filing Agreement as of the 27th day of January, 2005.

PEM HOLDING CO.

/s/ WILLIAM SHOCKLEY
Name:	William Shockley
Title:	Vice President

TINICUM INVESTORS

/s/ ERIC M. RUTTENBERG
Name:	Eric M. Ruttenberg
Title:	Managing Partner

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